Exhibit 99.1

Materialise to Expand Reach in Fast-growing Brazilian Market with Strategic Investment in Engimplan LTDA

Investment will allow Materialise to bring benefits of personalized 3D printed implants to Brazil

Leuven, Belgium / Rio Claro, Brazil – August 1, 2019. Materialise, a global leader in 3D printing solutions, today announced a strategic investment in Engimplan, a Brazil-based manufacturer of orthopedic and cranio-maxillofacial (CMF) implants and instruments. The combination of Materialise’s expertise in 3D printed medical solutions with Engimplan’s innovative product portfolio will help to accelerate the introduction of 3D printed, personalized implants and instruments in the Brazilian market.

Materialise has signed an agreement to acquire a 75% stake in Engimplan through a combined acquisition of existing and new shares via its Brazilian subsidiary Engimplan Holding Ltda. Closing of the transaction is expected to take place early August. As part of the transaction, Materialise will gain access to Engimplan’s local production facility; expand Engimplan’s portfolio with its 3D printed implants and expertise; and enter the company’s existing partner and distribution network in Brazil.

Patient-specific implants offer unique benefits for the treatment of orthopedic and cranial trauma and reconstruction. 3D printing provides additional benefits by allowing the development of truly personalized implants that take into account the patient’s unique anatomy.

“Surgical planning and 3D printing are increasingly adopted by orthopedic and CMF surgeons, as they understand the positive impact of personalized implants and patient-specific solutions on surgical outcomes”, says Brigitte de Vet, Vice President and General Manager of Materialise Medical. “With this investment, we will expand our medical product and service portfolio, confirming our commitment to strengthen our position and grow our global presence in the medical industry.”

Established in 1992, Engimplan develops, manufactures and sells orthopedic and CMF implants and instruments in the Brazilian market. Today, its product offering consists of standard solutions and patient-specific CMF implants that are complementary to Materialise’s product portfolio. With Materialise’s in-depth knowledge of 3D printing and experience in developing certified, personalized medical solutions, Engimplan will be able to further expand its innovative product suite.

Materialise has nearly three decades of experience in developing certified medical solutions that help researchers, engineers and clinicians achieve the desired patient outcomes. The company develops 3D imaging and printing solutions that help surgeons more accurately plan and execute operations. In addition, Materialise develops 3D printed, personalized implants and instruments that enable improved surgical and esthetic outcomes, improving patients’ lives.

“This investment by Materialise sends a strong signal to our customers and the industry that we remain committed to developing our innovative solutions that improve the lives of many people, and that we have the confidence and support of a pioneer and global leader in 3D printing”, says José Tadeu Leme, CEO of Engimplan. “Together, we can introduce new levels of innovation in the development of personalized implants in Brazil.”

Materialise will provide more details about the transaction during its Q2 earnings call on August 6, 2019.

A blog by Brigitte de Vet, Vice President and General Manager of Materialise Medical, is available at https://www.materialise.com/en/blog/materialise-expands-reach-in-brazilian-market

About Materialise

Materialise incorporates nearly three decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

About Engimplan

With almost three decades of expertise in the production of implants and orthopedic instruments, Engimplan provides its clients and surgeons with a complete range of prostheses with high levels of value, bringing about improvements in the lives of patients and generating sustainable benefits. Aware of its role in society and its mission as a purveyor of solutions for the medical field, Engimplan is in the leading vanguard of new product development, pioneering the personalization of implants, tailored to each patient and always taking into consideration their health and their full and continued participation in life. In 2018, Engimplan realized revenue of €6.2 million with an EBITDA margin of 39%.*

Cautionary Statement on Forward-Looking Statements

Some of the statements in this press release are “forward-looking” and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to, among other things, the timing and benefits of the Engimplan investment, our planned commercialization efforts and regulatory approvals of our technologies as well as the success thereof and our research and development projects. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control that may cause our actual results to differ materially from our expectations. We are providing this information as of the date of this press release and do not undertake any obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

* As reported under Brazilian GAAP; amounts have been converted from Brazilian real (BRL) into euro according to the July 2019 average ECB reference exchange rates.

Press contact:

Materialise

Kristof Sehmke

Email: Kristof.sehmke@materialise.be

Or press@materialise.com

Twitter: @MaterialiseNV

Visit: www.materialise.com